Exhibit 3.4

By Law Amendment

Article III. Executive Committee and Other Committees

Section 4. Quorum and Manner of Acting. At all meetings of the Executive Committee the presence of a majority of the members shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such Committee. The members of the Executive Committee shall act only as a Committee and the individual members thereof shall have no powers as such.